ATLANTIC UNION BANKSHARES CORPORATION

December 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Robert Arzonetti

Re:	Atlantic Union Bankshares Corporation

Registration Statement on Form S-4

File No. 333-283382

Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlantic Union Bankshares Corporation, a Virginia corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-283382), as amended, to 12:00 p.m. Eastern Time on December 17, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Lee Hochbaum of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Lee Hochbaum of Davis Polk & Wardwell LLP at (212) 450-4736 or lee.hochbaum@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Rachael R. Lape
Executive Vice President, General Counsel and Corporate Secretary Atlantic Union Bankshares Corporation